FNBH Bancorp, Inc.

101 East Grand River

Howell, MI 48843

February 19, 2014

Via EDGAR Filing and E-mail – lind@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: David Lin

Re:	FNBH Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-193133

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, FNBH Bancorp, Inc. (the "Company") hereby requests that the effectiveness of the above referenced Registration Statement on Form S-1, as amended, be accelerated to February 21, 2014 at 5:00 p.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges that:

•	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

February 19, 2014

Please contact the undersigned at (517) 546-3150 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,

FNBH Bancorp, Inc.

/s/ Ronald L. Long

Ronald L. Long

President and Chief Executive Officer

cc:     Kimberly Baber, Varnum LLP

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